Exhibit 99.2

  April 5, 2017

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Cenovus Energy Inc.

We refer to the prospectus supplement dated March 29, 2017 (the “Prospectus Supplement” to the short form base shelf prospectus of Cenovus Energy Inc. (the “Corporation”) dated February 24, 2016 (together with the Prospectus Supplement, the “Prospectus”) relating to the offering by the Corporation of common shares in the capital of the Corporation and to the material change report of the Corporation dated April 5, 2017 and incorporated by reference in the Prospectus (the “MCR”).

We are a firm of independent petroleum engineering consultants and have prepared a report dated March 21, 2017 for the Corporation evaluating 82% of the Assets’ (as defined in the Prospectus Supplement) bitumen, heavy oil, light and medium oil, natural gas liquids, natural gas, and coal bed methane proved and probable reserves (including 84% of the Assets’ proved reserves) as at December 31, 2016 (the “Report”).

We hereby consent to the use of, and reference to, our firm name and the Report and the inclusion of information derived from the Report in the Prospectus Supplement and the MCR, and the incorporation by reference thereof in the Prospectus.

We confirm that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within our knowledge as a result of the services we performed in connection with the Report.

Yours truly,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P. A. Welch

P. A. Welch, P. Eng.
President & Managing Director

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com